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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.___)*



                                   ANSYS, INC
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           COMMON STOCK Par Value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   03662Q 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                                                    ------
CUSIP NO.  03662Q 10 5                SCHEDULE 13G                        Page 2
--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Advent VII L.P.                                         04-3181563
       Advent Industrial II L.P.                               51-0314268
       Advent New York L.P.                                    04-3095408
       Advent Atlantic and Pacific II L.P.                     04-3123521
       TA Venture Investors L.P.                               04-3068354
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.     SEC USE ONLY


--------------------------------------------------------------------------------
4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Advent VII L.P.                                           Delaware
       Advent Industrial II L.P.                                 Delaware
       Advent New York L.P.                                      Delaware
       Advent Atlantic and Pacific II L.P.                       Delaware
       TA Venture Investors L.P.                            Massachusetts
--------------------------------------------------------------------------------
                   5.  SOLE VOTING POWER


                       Advent VII L.P.                          4,727,986
                       Advent Industrial II L.P.                  346,405
                       Advent New York L.P.                       472,799
                       Advent Atlantic and Pacific II L.P.        960,841
                       TA Venture Investors L.P.                   99,288
     NUMBER OF     -------------------------------------------------------------
      SHARES       6.  SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY          N/A
       EACH        -------------------------------------------------------------
    REPORTING      7.  SOLE DISPOSITIVE POWER
      PERSON
       WITH:
                       Advent VII L.P.                          4,727,986
                       Advent Industrial II L.P.                  346,405
                       Advent New York L.P.                       472,799
                       Advent Atlantic and Pacific II L.P.        960,841
                       TA Venture Investors L.P.                   99,288
                   -------------------------------------------------------------
                   8.  SHARED DISPOSITIVE POWER

                       N/A
--------------------------------------------------------------------------------
9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       Advent VII L.P.                                          4,727,986
       Advent Industrial II L.P.                                  346,405
       Advent New York L.P.                                       472,799
       Advent Atlantic and Pacific II L.P.                        960,841
       TA Venture Investors L.P.                                   99,288
--------------------------------------------------------------------------------
10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       Advent VII L.P.                                              28.86%
       Advent Industrial II L.P.                                     2.11%
       Advent New York L.P.                                          2.89%
       Advent Atlantic and Pacific II L.P.                           5.87%
       TA Venture Investors L.P.                                     0.61%
--------------------------------------------------------------------------------
12.    TYPE OF REPORTING PERSON


       Each entity is a Limited Partnership
================================================================================
                       SEE INSTRUCTION BEFORE FILLING OUT!

ATTACHMENT TO FORM 13G                                                    Page 3


ITEM 1(a)     NAME OF ISSUER: Ansys, Inc.

ITEM 1(b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
              P.O. Box 65
              Houston, PA 15342

ITEM 2(a)     NAME OF PERSON FILING:
              Advent VII L.P.
              Advent Industrial II L.P
              Advent New York L.P.
              Advent Atlantic and Pacific II L.P.
              TA Venture Investors L.P.

ITEM 2(b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE:
              c/o TA Associates
              125 High Street, Suite 2500
              Boston, MA 02110

ITEM 2(c)     CITIZENSHIP: Not Applicable

ITEM 2(d)     TITLE AND CLASS OF SECURITIES: Common

ITEM 2(e)     CUSIP NUMBER: 03662Q 10 5

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A: Not Applicable

ITEM 4        OWNERSHIP
ITEM 4(a)     AMOUNT BENEFICIALLY OWNED:                            COMMON STOCK
                                                                    ------------
              Advent VII L.P.                                          4,727,986
              Advent Industrial II L.P.                                  346,405
              Advent New York L.P.                                       472,799
              Advent Atlantic and Pacific II L.P.                        960,841
              TA Venture Investors L.P.                                   99,288

ITEM 4(b)     PERCENT OF CLASS                                        PERCENTAGE
                                                                      ----------
              Advent VII L.P.                                             28.86%
              Advent Industrial II L.P.                                    2.11%
              Advent New York L.P.                                         2.89%
              Advent Atlantic and Pacific II L.P.                          5.87%
              TA Venture Investors L.P.                                    0.61%

ITEM 4(c)     NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
              (i) SOLE POWER TO VOTE OR DIRECT THE VOTE:            COMMON STOCK
                                                                    ------------
              Advent VII L.P.                                          4,727,986
              Advent Industrial II L.P.                                  346,405
              Advent New York L.P.                                       472,799
              Advent Atlantic and Pacific II L.P.                        960,841
              TA Venture Investors L.P.                                   99,288

              (ii) SHARED POWER TO VOTE OR DIRECT THE VOTE:                  N/A
              (iii) SOLE POWER TO DISPOSE OR DIRECT
                    THE DISPOSITION:                                COMMON STOCK
                                                                    ------------
              Advent VII L.P.                                          4,727,986
              Advent Industrial II L.P.                                  346,405
              Advent New York L.P.                                       472,799
              Advent Atlantic and Pacific II L.P.                        960,841
              TA Venture Investors                                        99,288

              (iv) SHARED POWER TO DISPOSE OR DIRECT
                   THE DISPOSITION                                           N/A

ITEM 5         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not Applicable

ITEM 6         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
               Not Applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY THAT ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
               Not Applicable

ITEM 8         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
               This schedule 13G is filed pursuant to Rule 13d-1 (c). For the agreement of group members to a joint filing, see below.

ITEM 9         NOTICE OF DISSOLUTION OF GROUP: Not Applicable

ITEM 10        CERTIFICATION: Not Applicable



SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


AGREEMENT FOR JOINT FILING
Advent VII L.P., Advent Industrial II L.P., Advent New York L.P., Advent Atlantic and Pacific II L.P., and TA Venture Investors Limited Partnership, hereby agree that TA Associates shall file with the Securities and Exchange Commission a joint schedule 13G on behalf of the above-named parties concerning their beneficial ownership of Ansys, Inc.


Dated:


ADVENT VII L.P.
By: TA Associates VII L.P., its General Partner
By: TA Associates, Inc. its General Partner

By:
    -------------------------------------------------
    Katherine S. Cromwell, Managing Director


ADVENT INDUSTRIAL  II L.P.
By: TA Associates VI L.P., its General Partner
By: TA Associates, Inc. its General Partner

By:
    -------------------------------------------------
    Katherine S. Cromwell, Managing Director


ADVENT ATLANTIC AND PACIFIC II L.P.
By: TA Associates AAP II Partners L.P., its General Partner
By: TA Associates, Inc. its General Partner

By:
    -------------------------------------------------
    Katherine S. Cromwell, Managing Director


ADVENT NEW YORK L.P.
By: TA Associates VI L.P., its General Partner
By: TA Associates, Inc. its General Partner

By:
    -------------------------------------------------
    Katherine S. Cromwell, Managing Director


TA VENTURE INVESTORS L.P.

By:
    -------------------------------------------------
    Katherine S. Cromwell, Managing Director